August 6, 2013
VIA EDGAR SUBMISSION
Daniel Morris Special Counsel Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, D.C. 20549

Re:	Vascular Solutions, Inc.
Registration Statement on Form S-3
Filed June 7, 2013
File No. 333-189167

Dear Mr. Morris:

On behalf of Vascular Solutions, Inc. (the “Company”), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), in a letter dated July 3, 2013 (the “Comment Letter”) regarding the above referenced Registration Statement.  For ease of reference in this letter, the Commission’s comments contained in the Comment Letter appear directly above the Company’s response.

In addition, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to the Comment Letter.

Exhibit Index

Comment:

We note that you have requested an extension of confidential treatment for portions of exhibit 10.2 to your Form 10-Q for the quarter ended June 30, 2008. We will provide any comments on your request separately. Please resolve all comments regarding your request prior to requesting effectiveness of the registration statement.

Securities and Exchange Commission
August 6, 2013

Response:

Comment noted.  We will resolve all comments regarding our request to extend the confidential treatment of portions of Exhibit 10.2 to our Form 10-Q for the quarter ended June 30, 2008 prior to requesting effectiveness of the registration statement.

Exhibit 5.1

Comment:

The fourth paragraph of this exhibit appears to omit counsel’s opinion on the units mentioned in clause (v) of the exhibit’s first paragraph. Please file an opinion that addresses all securities registered for sale on the registration statement.

Response:

The opinion of counsel filed as Exhibit 5.1 to Amendment No. 1 addresses all securities registered for sale on the Registration Statement.

Comment:

Please file an opinion that does not contain the limitation on reliance contained in the last sentence of the opinion. For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No. 19, available on the Commission's website.

Response:

The opinion of counsel filed as Exhibit 5.1 to Amendment No. 1 does not contain a limitation on reliance.

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We believe our responses set forth above are fully responsive to the Commission’s comments, but remain available to discuss with you at your earliest convenience any additional questions the staff may have regarding Registration Statement.  Please feel free to call me directly at (763) 762-2519.

Sincerely,

Gordon S. Weber
General Counsel

cc: Timothy S. Hearn, Dorsey & Whitney LLP